SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom’s presentation to financial analysts of 2006 full year results

France Telecom FY 2006 results & 2007 outlook March 6th, 2007 this presentation relates to France Telecom’s results for 2006 which are still in the process of being reviewed by the statutory auditors. This presentation contains forward-looking statements and information on France Telecom's objectives, in particular for 2007. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual achievements include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives based on the integrated operator model as well as France Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations.
the financial information in this presentation is based on international financial reporting standards (IFRS) and presents specific uncertainty factors given the risk of changes in IFRS standards.
more detailed information on the potential risks that could affect France Telecom's financial results can be found in the
Document de Référence filed with the Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission.
cautionary statement

France Telecom Group 2006 performance

GOM
in line with guidance (-1/-2 points versus
2005 GOM rate)
capex
in line with objective
organic
cash
flow
more than 7 Bn euros FY06 targeted
(6.95 Bn euros including Pages Jaunes
until sale closing)
EUR 18.54 Bn,
35.9% GOM rate
-1.4/-1.6 point*
EUR 7.15 Bn
EUR 6.73 Bn,
13% of
revenues
* excluding Lebanon reserve reversal in 2Q05
(+199m)
and provision for fine in 4Q05
(-256m),
2005 GOM margin is 37,5%
2006: financial commitments achieved

48.7 million fixed PSTN lines
(N°
3 worldwide /
N°
1 Europe)
9.7 million ADSL broadband clients
(N°
4 worldwide /
N°
1 Europe)
97.6 million mobile subscribers
(N o 3 on European footprint)
of which 5,8 million mobile broadband
subscribers
(N°
3 in Europe)
159
million customers
of which 2/3 under Orange brand
on track to become the reference European telecom service
provider

4.1
million
Livebox in Europe
N°1
IPTV provider in
Europe
with 590k
clients
(N°2 worldwide)
64k
Unik phones sold
in France in 2 months
sources: Canalys, DittBerner
1st incumbent
to deploy
FTTH in Europe
658k
Business Everywhere
end users
# 1 worldwide
a confirmed leadership on innovation and convergence

Consolidated Results
–
Gervais Pellissier, CFO
Operational highlights
– Spain -
Belarmino Garcia, Executive VP, Orange Spain
– United Kingdom -
Bernard Ghillebeart, Executive VP, Orange UK
– France -
Louis-Pierre Wenes, Senior Executive VP, France operation
France Telecom at the beginning of 2007
–
Didier Lombard, Chairman & CEO
Q&A
agenda

2006 consolidated results

* restated from Pages Jaunes disposal; ** Excluding Lebanon reserve reversal in 2Q05 (EUR199m) and provision for fine in 4Q05
(EUR256m), 2005 GOM margin is 37.5%, *** adjusted for main exceptional items
Gross Operating Margin
Actual*
FY05
Comparable
Basis % chg
revenues
Actual %
change
FY05
Comp. Basis
CAPEX
as a % of revenues
net Debt / GOM
as a % of revenues
organic Cash Flow
48,082
17,953
37.3%
51,105
19,039
37.3%
6,503
12.7%
+1.2% +7.5%
-2.6% +3.3%
-1.4pt
net Income, Group share 5,709
6,033
12.5%
7,481
2.48
6,732
13.0%
7,157
2.27
FY06
51,702
18,539
35.9%
4,139
net Income, Group share
on comparable terms***
3,992 4,152
org. Cash Flow, without
Pages Jaunes consolidation
6,894 7,229
/ -1.6 pt**
in million of euros
2006 key figures: preliminary results confirmed

personal revenue growth driven by the strong trend in emerging markets home revenue trend stabilized in 2H thanks to Home France with a confirmation of a slowdown in decline in France in 4Q
enterprise business improved in second half, with ICT services revenue growth above market growth and lower decline of legacy businesses
in million of euros
FY05
Comp. basis
Group revenues 51,105
total Enterprise 8,046
eliminations -6,253
FY06
51,702
7,652
-6,182
Change
EURm
597
-394
71
Change comp.
Basis %
1.2%
total Home 22,931
home France
17,835
home Poland 3,246
home UK 426
home Spain 658
home other ROW 935
22,487
17,657
3,048
426
558
1,021
-444
-178
-198
0
-100
85
-1.9%
-1.0%
-6.1%
0.1%
-15.2%
9.2%
total Personal 26,381
personal France 9,780
personal UK 5,850
personal Spain 3,222
personal Poland 1,650
personal ROW 6,086
27,745
9,882
5,874
3,353
1,934
6,920
1,364
101
25
132
285
834
5.2%
1.0%
0.4%
4.1%
17.2%
13.7%
-4.9%
-1.1%
group revenue growth driven by Personal, Home &
Enterprise are under control

-306
-441
+245
+1,024
+62
FY05 actual Forex impact Perimeter
Impact
FY05 on a
comparable
basis
Personal Home Enterprise FY06
18,539
17,953
19,039
2006 Gross Operating Margin: EUR18,539m /+3.3% actual* /-2.6% on a comp. basis
-0,9 GOM
rate point
yoy
-1.3 GOM
rate point
yoy
-2.8 GOM
rate points
yoy
37.3%
37.3%
35.9%
*
in million of euros
* restated from Pages Jaunes disposal; ** Excl. Lebanon reserve reversal in 2Q05 (+EUR199m) and fine provision in
4Q05 (-EUR256m), 2005 GOM margin is 37.5%
GOM rate down by 1.6 point adjusted for 2005 exceptionals**
GOM rate down by 1.4 point yoy, in line with guidance

GOM rate in %
personal GOM increased by 2.6% on a comparable basis driven by continued strong margin in ROW and in France
GOM rate decrease due to price pressure and increase of commercial expenses increase of commercial expenses especially in France, UK and Spain due to intensive competition, rebranding and the launch of convergent offers
France
total Personal
FY05 CB
35.8%
FY06
GOM
34.9%
UK
37.2%* 38.8%
28.3% 23.4%
Spain 31.1% 27.8%
RoW+Poland 40.7% 40.1%
55.7%
GOM Before
Com expenses
59.6%
61.5%
61.0%
60.5%
59.2%
58.5%
56.9%
58.3%
60.1%
GOM Before
Com expenses
GOM
* including €256m fine (excluding fine GOM rate is 39.8%)
personal 2006: GOM rate evolution driven by increased price
pressure and higher commercial costs

total Home
GOM rate in %
GOM rate down by 1.3 pt vs 2005 on a comparable basis mainly driven by:
France: slight GOM rate deterioration mainly due to the business model transformation costs
Spain: rebranding, commercial promotions & migration towards LLU
France
FY05
comp. basis
33.6%
FY06
GOM
32.3%
33.5% 32.0%
RoW+Poland 33.0% 32.0%
home 2006: GOM rate evolution driven by transformation
costs and increase of commercial expenses
38.3%
38.5%
37.9%
37.6%
37.1%
37.5%
GOM Before
Com expenses
GOM Before
Com expenses
GOM

-210
-522
-369
+4
+597
+1,024
+62
FY05 actual Forex impact Perimeter Impact FY05 on a
comparable basis
Revenue change
impact
Labour costs Interconnection
and IT&N
Commercial
expenses
Others FY06
18,539
17,953
19,039
* restated from Pages Jaunes disposal; ** Excl. Lebanon reserve reversal in 2Q05 (+EUR199m) and fine provision in
4Q05 (-EUR256m), 2005 GOM margin is 37.5%
GOM rate down by 1.6 point adjusted for 2005 exceptionals**
37.3%
37.3%
35.9%
*
in million of euros
2006 Gross Operating Margin: EUR18,539m /+3.3% actual* /-2.6% on a comp. basis
GOM rate down by 1.4 point yoy, in line with guidance
Of which: EUR332m due to IT&N costs

group headcount, end of period
* Excluding PagesJaunes and other perimeter impacts in 2006; ** permanent headcount
8,596 8,592
16,8%
16,6%
FY05 CB FY06
labour costs, in million of euros
& as a % of revenues
headcount down by 9,361 people, i.e –4.7% vs 2005 on a comparable basis
– In France, 7,886 net departures**, ~ 49% of our 2006-2008 forecast achieved labor costs stable yoy: price impact : +2.9% / volume decrease : -3.2% / mix effect : +0.3%
107,875
99,902
82,942
82,148
FY05 CB FY06
FTSA French Subsidiaries International
191,036
200,397 *
headcount evolution on track with our forecast

8,053
8,016
4,902
4,789
-339
+376
+332
-220
FY05 CB CTR cut inter-operator
costs
IT&N non labour
opex
Labour opex FY06
12,955 12,805
interconnection costs stabilized with CTR cuts offset by traffic and revenue increase
IT&N non labour opex increase mainly due to the deployment of customers’ service platforms and to the ongoing roll-out of networks (field intervention costs)
in million of euros
* including labour costs related to IT&N; ** cut in Call Termination Rate interconnection costs IT&N costs
2008 objective to reduce IT&N costs by EUR500-800 millions vs FY05 CB confirmed
Other IT&N
costs
Interconnect
costs
Interconnect
costs
25.1%
of
revenues
25.1%
of
rev
Interconnection-and-IT&N-costs*:-+1.2%
**
Other IT&N
costs
IT&N costs to revenue ratio stabilized

7,780
7,258
-14
+28
+25 +392
+92
FY05 CB Home Personal Enterprise Advertising,
promotions
(including
rebranding)
Others FY06
emerging countries: 16% of total
mature countries: 84% of total
in million of euros
commercial expenses
objective to stabilize commercial expenses as a % of revenues in 2007/08 reiterated
14.2% of
revenues
15.0% of
revenues
increase in commercial costs mostly driven by intense
competitive environment in mature countries

employee profit sharing
2006
- 346
share-based payment
depreciation & amortization
impairment of goodwill
impairment of assets
disposal of assets
restructuring costs
associates
- 30
- 7,824
-2,800
-105
97
-567
24
128
-800
463
-992
-113
4
06/05
change
3
2005
-349
-158
- 7,024
-11
-568
1,089
- 454
20
gross operating margin
18,539
586
17,953
6,988 operating income -3,510 10,498
-2,789
operating income: main variations vs 2005 due to goodwill
impairment and accounting methodology for asset disposals
in million of euros
3,211 discontinued activities 648
9,988
operating income excl. exceptionals
9,796
2,563

UK and Netherlands: change in impairment test rules, with goodwill now allocated at the country segment level and not at the segment level only
Poland: goodwill impairment concerns the whole business with higher WACC
(11.3% vs 9.5% before for the fixed and 10.5% for the mobile) to reflect tougher regulatory environment
total impairments of goodwill
personal UK
Poland
2006
-2,350
-2,800
-275
personal Netherlands
-175
2005
-11
-
-
-11
2006 impairments mainly due to a tougher competitive
environment in the UK and regulatory environment in Poland
in million of euros

operating Income
net Result
minority Interests
net income group share
2005 2006
total financial result -3,367
-3,251
10,498
6,988
income taxes -1,419
-2,180
-651
-629
6,360
5,709 4,139
4,768
discontinued activities 648 3,211
net income group share on comparable terms* 3,992 4,152
slight increase of net income on comparable terms
in million of euros
gain on asset disposal and result of discontinued activities
-1,737 -3,308
impairment net of tax
-448
+2,800
exceptionals on deferred tax & financial expenses
+468
+522
* adjusted for main exceptional items

TDIRA buy-back of EUR645m in 2006 vs EUR243m in 2005
debt refinancing on 6 February 2007 of EUR2.5Bn:
–
spread of 26bps for the 5-year tranche of EUR1Bn
–
spread of 51bps for the 10-year tranche of EUR1.5Bn
ow financial assets depreciation
ow foreign exchange gain (losses)
financial result
2005
2006
-14
-255
-147
26
-3,367 -3,251
ow discounting expenses
-162
-122
ow financial gain 194
163
ow interest expenses
-3,238 -3,063
average cost of debt decreased from 6.46% in 2005
to 5.91% in 2006
in million of euros

deferred taxes charge (income)
2005 2006
883
1,588
in million of euros
ow FTSA Tax Group
ow Spain
balance sheet
deferred taxes 7,300
6,501
P&L Income Taxes -1,419
-2,180
1,247
-134
1,258
326
cash out Income Taxes
-811 -606
effective cash tax payments of EUR800m and EUR1Bn expected each year between 2007 and 2010
other
(change in tax payable/ receivable, Directories cash
income Taxes)
-274 -14
reconciliation between P&L and cash flow statement
income
taxes: optimization of deferred taxes assets

gross operating margin (GOM)
net interest expense cash out *
income taxes cash out
early retirement plan cash out
employee profit sharing
others (restructuring costs, non cash items)
change in Working Capital Requirement
net cash provided by operating activities
*net financial charges excluding discounting, disposal/provision on financial assets and foreign exchange (gain/loss)
2006
18,539
- 346
361
- 606
- 993
- 415
2005
17,953
- 349
463
- 811
- 918
- 854
13,374
997 15
13,863
employee profit sharing from discontinued activities
- 8 - 33
GOM from discontinued activities
-2,684 -3,074
in million of euros
2006 net cash: lower interest expenses and cash taxes and
WCR stabilisation

net cash provided by operating activities
13,863
purchase of tangible and intangible assets, net of change
in fixed asset vendors
ow capex
- 6,811
2006
7,157
13,374
- 6,108
2005
-6,033 -6,732
7,481 organic cash flow *
215
105
proceeds from sale of tangible and intangible assets
* see glossary in appendix 1
organic cash flow ahead of objectives
in million of euros

Fixed
network
21%
IT&
Customers
' service
platforms
24%
Livebox,
set-top
boxes and
others
17%
Mobile
network
38%
2006 capex by key items
capex are reallocated from traditional business to emerging countries and new services
(Livebox, customers’ services platforms, set-top boxes, 3G, DSL, IP, content rights, …)
2006 group Capex evolution
6,732
6,503
-130
+249
+110
FY05
comp.
Basis
Emerging
countries
New
services
Traditional
activities
FY06
capex increased by 3.5% on a comparable basis to support
growth in emerging markets and to develop new services
in million of euros

End of 2002*
End of 2003
End of 2004
End of 2005
Organic Cash Flow
PagesJaunes disposal
Other acquisitions/disposals
FTSA Dividend
Dividends&other paym. to mino.
TDIRA buybacks
Others
End of December 2006

42,017
47,846
49,822
56,685
68,019
-2,697
+143
+2,602
+643
+132
+505
-7,157
in million of euros
*French Gaap; ** Net amount of Pages Jaunes disposal, after EUR600m net cash remboursement; *** 2003 net debt increased by EUR8.9bn due to change to IFRS
net debt changes
net debt reduction at the end of 2006: on track to reach 2008 target
**
*
***

rating S&P: France Telecom is one of the best rating of the
sector
Spread Spread
Rating janv-06 janv-07
change
France Telecom
Telekom Austria
Tele Polska
Vodafone
Telefonica
Deutsche Telekom
British Telecom
TeliaSonera
KPN
Telecom Italia
Portugal Telecom
A3/A-
Baa2/BBB
Baa2/BBB+
A3/A-
Baa1/BBB+
A3/A-
Baa1/BBB+
A2/A-
Baa2/BBB+
Baa2 /BBB+
Baa2/BBB-
49
38
48
37
56
49
50
44
83
59
47
25
25
26
27
32
32
42
48
57
59
117
-24
-13
-22
-10
-24
-17
-8
+4
-26
0
+70

operational trends 2006-2007

Spain operations Belarmino GARCIA executive VP, Orange Spain

* excluding CTR
personal Spain 2006 revenues: EUR3,353m / +4.1% on a comparable basis
3,222
3,353
-27
-24
-28
-90
+ 301
2005 on a
comparable basis
Customer Base
Impact
CTR Impact Voice Revenues* Non-voice revenues Equipment & others 2006
+ 11.1m customers (+7.9% yoy on a comp. basis)
– 278k net adds in 4Q06, of which 197k contract net additions
– improvement of contract mix from 48.5% at the end of 05 to 48.8% at the end of 06
– 422k broadband customers (+180k vs 3Q06)
underlying growth: +7.1% pre CTR
blended ARPU at
•301,
almost stabilized in 4Q06 vs 3Q06
first contracts signed with MVNOs in the market (Carrefour, Phone House)
in million of euros
personal Spain 06: strong customer base growth

net additions evolution (000s) evolution of net adds market share*
123
87
100
81
110
43
74
197
1Q06 2Q06 3Q06 4Q06
prepaid postpaid
233
278
174
130
strong take up of contract net additions in
4Q following the rebranding: from 47.1%
in 1Q06 to 70.8% in 4Q06
postpaid trend improved in 4Q
22%
28%
14%
19%
22%
9%
5%
13%
1Q06 2Q06 3Q06 4Q06
Orange  Net Adds Market Share
Orange Postpaid Net Adds Market Share
* France Telecom estimates
personal
Spain 2006: strong rebound in 4Q with an
improvement of customer mix

environment
highly competitive environment with 4th entrant Yoigo and
MVNOs development
mobile termination rate still regulated, although better
visibility expected in 2007
implementation of per second billing
leverage the successful rebranding and new offers launched
in 4Q06
accelerate 3G handsets penetration
focus on postpaid
launch the loyalty point program and reduce mobile churn
implement infrastructure sharing agreement with Vodafone
priorities
and
action plan
personal
Spain 2007: outlook and priorities

a customer base increasingly
broadband, multiplay and subscription
based
640k ADSL subcribers and 349k LLU
subscribers, ie 55% of ADSL base
TV over ADSL take off
20% of ADSL gross adds in Dec’06
through mobile distribution channel
rebranding achieved in 4Q, with the
launch of converged offers (Family talk,
Numero Plus or Unico), significant
churn reduction in the quarter
Home Spain revenues: -13.7% actual /
-15.2% on a comparable basis
29%
41%
44%
55%
31%
58%
68%
64%
63% 63%
4Q05 1Q06 2Q06 3Q06 4Q06
LLU clients as a % of ADSL base LLU coverage rate %
strong increase of LLU clients
as a % of Orange ADSL base
home Spain 2006: accelerated migration from PSTN to ADSL
and LLU

658
558
+5
-91
+18
+2
-34
2005 ADSL rev PSTN rev Business
revenue
Portal rev Change in
Accounting
Standard
2006
Home Spain revenues
13.7%
0.2%
2.2%
5.6%
47
1
6
24
Q106 Q206 Q306 Q406
ADSL net adds market share Net adds
Orange net adds (000s)
& net adds market shares
home Spain 2006: strong rebound in 4Q in ADSL

environment
price pressure on broadband will continue
multiplay offers will consolidate as the standard in the
market
regulatory opportunities with 20% wholesale
broadband price reduction and with naked ADSL being
included in wholesale regulation
leverage the successful rebranding and new offers
launched in 4Q06
accelerate acquisition in ADSL, especially in LLU,
leveraging on mobile distribution channels
develop direct channels and web channel
churn reduction in the ADSL business
priorities
and
action plan
home Spain 2007: outlook and priorities

UK operations Bernard GHILLEBAERT Executive VP, Orange UK

maintaining highest PAYM ARPU in the market: over
80% of new customers taking 18 month contract
monthly PAYM churn down by 5 points in Dec 06
~200k shared broadband and mobile customers
achieved and continuing to grow in 2007
developing
customer loyalty
increasing
new revenue
streams
non-messaging data revenues up 15% yoy (total non
voice revenue up 5.9 % yoy)
3 national roaming wholesale deal started in
December 2006
business
transformation
to compete more
efficiently
activities started in 2006 will deliver 7% headcount
cost savings in 2007
3G radio network sharing deal with Vodafone
announced
47 stores acquired from The Link: direct PAYM retail
sales up 17% yoy
ongoing synergies being realised across broadband
and mobile
progress on our strategy as announced in 4Q 2006

personal UK 2006 revenues: EUR5,874m / +0.7% actual / +0.4% on a comparable basis
5,874
+ 198
-44
-154
+ 18
+24
2005 actual Forex Impact 2005 on a
comparable
basis
Customer
Base Impact
Voice
revenues
Non-voice
revenues
Equipment &
others
2006
5,850
5,832
15.3m mobile customers, +3.2% yoy (with 237k PAYM 2H net adds highest since 2002)
strong PAYG mobile performance with base up by 4.9%, and revenue up 6.2% yoy leadership maintained on mobile contract ARPU at £561 at the end of 06 doubled revenues from business mobile Blackberry and 3G data card services in million of euros
personal UK 2006: revenue slightly increased thanks to a
better 2H

environment
market expected to remain highly competitive
early 1Q 2007 market sales and churn indicators suggest the
“washing machine” could be slowing down
Ofcom should rule on termination rates cut in March / April
(impacts included in Group forecasts)
priorities
and
action plan
developing customer loyalty
–
build on differentiated segmented tariff position in the
market, with a strong focus on retention activity
increasing new revenue streams
–
continue seeking suitable new wholesale partnerships
following the 3 national roaming deal
–
drive mobile data revenue growth with innovative new
services
–
full market launch of Unique Phone
business transformation to compete more effectively
–
drive ongoing synergies across broadband and mobile,
including network backhaul and marketing
–
implement 3G network sharing agreement with Vodafone
to optimise opex and capex savings
personal UK 2007: outlook and priorities

broadband revenues grew 27%
year on year
(decline of
narrowband revenues offset
despite falling market prices)
deployment of unbundling
in
line with FY objective
(485 local
exchanges at the end of  2006 and
36% coverage)
rebranding,
with the
“Togetherness” mobile &
broadband marketing campaign
growth in VOIP
with outbound
chargeable minutes growing four-fold
during 2006
revenues: +0.4% actual / +0.1%
on a comparable basis
16%
14%
9%
5%
1%
36%
24%
20%
11% 11%
4Q05 1Q06 2Q06 3Q06 4Q06
LLU clients as a % of ADSL base
LLU coverage rate (%)
LLU customers as a % of ADSL base
home
UK in 2006: broadband revenues grew despite a tough
market

over 250k shared broadband and
mobile customers
and continuing to
grow
greater value benefits
–
shared broadband and mobile
customers showing higher ARPU
–
since end of 3Q 2006 around 50%
taking “unlimited”
paid
option
higher tenure
–
indicative lower churn than mobile
only customers
–
all shared customers take 18 month
mobile contracts
basis for future growth
–
shared base are target customers to
upsell future converged services
Orange UK broadband
subscriber base (k)
0
200
400
600
800
1 000
1 200
4Q 05 4Q 06
Standalone
Broadband
Mobile &
Broadband
customers
+17%
UK in 2006: shared broadband and mobile base is a platform
for future growth

environment
strengthen the customer base
–
leverage Orange rebranding to increase brand awareness
and consideration
increasing new revenue streams, through product
enhancement
–
completion of a competitive multi play portfolio
–
new converged services
–
develop partnerships to strengthen content portfolio
business transformation
–
accelerate migration of customers to shared LLU and
continually improve network quality
–
reduce Livebox cost per unit and total cost to serve
market expected to remain extremely competitive
– new entrants with aggressive above-the-line marketing
campaigns
– incumbent keen to maintain market share
further pricing pressure due to bundled broadband offers from many players
possible further market consolidation
priorities
and
action plan
home UK 2007: outlook and priorities

in distribution
with 47 new stores purchased (340 stores in total at the end of
06) and direct PAYM retail sales up 17% yoy Dec 06 v. Dec 05 in the network
with the 3G radio access network sharing deal with Vodafone
20% Opex and Capex reduction expected in mid term
in operational costs :
focus on maximising headcount efficiency : activities commenced in 2006 will deliver 7% headcount cost savings in 2007
improved sourcing efficiencies for wireless routers and 3G handsets sharing core network, systems and processes across mobile and broadband joint marketing activity across all services
expecting to continue identifying and driving further cost efficiency initiatives in the business in 2007
UK in 2006: business transformation to compete more
efficiently

France operations Louis Pierre WENES Senio Executive VP, Group transformation and French operations

+ 402
- 405
+4
+ 109
- 8
2005 on a
comparable
basis
Customer base
Impact
CTR  Impact Voice revenues* Non-Voice
Revenues
Equipments &
others
2006
9,780
9,882
Revenues excl. MVNO and equipment**: +1.2% yoy
+5.9% excl. CTR
strong customer base growth: 23.268m –
excl. MVNOs -, +3.7% yoy
– 725k net addition in 4Q06, of which 361k contract net additions (contract mix reinforced to 63.2%)
– attractive offers and promotions with a positive impact on contract churn (decrease to 12.2% in 4Q06)
Orange mobile Broadband takeoff (x 3,4 vs end 2005)
non-voice revenues and ARPU up
MVNO’s
successful strategy confirmed: 841k
MVNO’s
customers (+ 224k vs 3Q06), >55%
of market share
in million of euros
* excluding CTR; ** Network ARPU revenue
personal France 2006 revenue: EUR9,882m / +1.1% actual / +1.0% on a comparable basis personal France 06: increase of network revenue

environment
number portability phase 2 due by May 21st, 2007
potential fourth 3G licence allocation mobile
continuing growth of MVNO’s market penetration
ARCEP has just completed its 05-07 plan on CTR and
is engaged in preparing decisions for the 2008-2010
period
priorities
and
action plan
reduce churn and face mobile number portability
phase 2 by developing more agile and pro-active
loyalty programs
use the mobile broadband customer base growth to
develop non-voice revenue
take advantage of the group convergence offers in
retail and enterprise market : unik, business
everywhere, fix & mobile SME bundles... ..
keep taking advantage of the wholesale market growth
and remain a strong leader
personal France 2007: outlook and priorities

* based on ARCEP methodology
full impact in 2H of the subscription fee increase
continued broadband internet growth
Home France consumer services 2006 revenues: -1.3% actual / - 0.8% on a comparable basis home France 2006: revenues broadly stable yoy thanks to
internet services
9,631
9,552
-90
-123
+147
+392
-307
+150
-137 -111
in million of euros
FY 05 CB Chges in nber
of retail
subscribers
Subscription
fee increase
CTR Impact PSTN volume
and tariff mix
Broadband
Internet
Narrowband
Internet &
Teletel
VoIP Other
consumer
services
FY 06
- 417m  in PSTN business + 428m  in internet services

access lines total access revenues
* definition: revenues from retail subscription fees and wholesale access, including full & shared unbundling, naked ADSL and wholesale line resale; ** of which 2,1 full unbundling lines and 0.2 wholesale Naked ADSL lines in million of euros million
**
home France in 2006: total number of lines stabilized with an increase in total access revenues* (retail + wholesale)
25.5
25.9
26.3
26.6
26.9
2.3
1.6
1.2
0.9
0.6
4Q05 1Q06 2Q06 3Q06 4Q06
Total number of full unbundled lines and naked ADSL lines
Nb of lines excluding full unbundled lines and naked ADSL lines
27.50 27.57
27.53
27.51 27.74
+ 171
+ 150
- 137
2005 Retail number of
access lines
Retail subscription
fees increase
Wholesale access 2006
4,468
4,652

41%
59%
ADSL only
Multiplay
Livebox, VoIP customers
and IPTV over our DSL customer base
multiplay* as % of total ADSL ARPU
2%
5%
8%
4%
19%
35%
10%
35%
58%
IPTV VoIP Livebox
2004 2005 2006
20%
80%
2005
2006
*: including internet DSL connectivity of multiplay customers, VoIP, IPTV, Livebox rental.
multiplay ARPU
contribution more
than doubled in 1
year
home France: increased penetration of dual & triple play
services and takeoff of IPTV

strong growth of multi-equipped ADSL customers with IPTV and VoIP development:
– number of IPTV customers nearly tripled (577k)
in million of euros
home France internet in 2006: acceleration of growth linked
to ADSL broadband
1,293
1,534
1,962
+ 195
+ 344
+ 101
+281
- 111
- 141
2004 Narrowband &
Teletel
Broadband
access
Multiservices 2005 Narrowband &
Teletel
Broadband
access
Multiservices 2006
revenues growth nearly doubled in one year

home France broadband 2006: Orange market share
stabilizing around 49%
ADSL Broadband market share
45,1%
48,0%
50,3%
47,4%
48,6%
49,3%
49,6%
49,7%
49,7%
50,0%
47,9%
55,7%
66,0%
2002 2003 2004 4Q05 1Q06 2Q06 3Q06 4Q06
Net adds MS Market Share
source: FT calculations based on Arcep figures
Orange growth on ADSL customer base : +33% yoy
4Q performance is mainly due to delay in the launch of new ADSL offers environment
strong take up of naked ADSL offers
stable or increasing access prices, with line rental
increase of EUR0,84 by July 2007 (VAT excl.)
deregulation of retail fixed telephony market initiated by
ARCEP
FTTH: authorities position in favor of investment
priorities
and
action plan
leverage on naked ADSL offers to enlarge broadband
penetration
keeping control churn rate via QoS, customer
experience and launch of new loyalty program
secure access revenues thanks to “all included” offers
leverage convergence with innovative offers
increase ARPU with multiplay propositions and Livebox
penetration
home France 2007: outlook and priorities

France Telecom in 2007 Didier Lombard Chairman & CEO

our key business priorities
(1)
France
maintain ADSL market share
pursue leadership on mobile thanks to partnerships
and MVNO strategy
strengthen leadership in convergence and content
decrease opex base
UK
pursue the increase of shared broadband and mobile
customer base
accelerate LLU migration
improve distribution strategy
Spain
improve global market share thanks to QoS, churn
reduction
leverage rebranding and accelerate convergence
increase revenues in both mobile and fixed businesses

our key business priorities
(2)
Poland
other
European
countries and
emerging
markets
increase or maintain market share
develop internet and convergent offers
continue to deliver a strong growth of revenue
Enterprise
accelerate ICT services revenue growth, faster than
market
keep the leadership in IP transformation
limit network legacy business revenue erosion
leverage on customer base growth (mobile and BB)
maintain leadership on innovation
focus on convergence with “integrated offers” (Unik,
Business Everywhere, Livebox, IPTV…)
revenue approx -1% and a GOM rate between 42-
44%

2007 transformation objectives
continuous focus on cost reduction
headcount
reduction
49% of 06-08 forecast achieved in 2006
commercial
expenses
stabilization in % of revenue
IT & networks
integration
between EUR500-800 m
savings over 07-08
reduce field operation costs

fuelling today’s & tomorrow’s growth
advertising
content
VoIP
IPTV
FTTH
health
Livebox
& related services
IM
~EUR100m revenues in ’06;  +50%
anticipated for ‘07
~ EUR400m revenues for 06
2.5m customer in Europe, x 2.6 in 1 year
e.g  26% of total retail traffic in France
590k customers (x2.9 in 1 year) in Europe
and more than 1m VoD acts
in ’06
commercial pre-deployment in ’07
full deployment after 2008
EUR500m revenue target in 2010
~EUR300m revenues in France for ’06
i.e ~x2.8 ’05 figure
launched on the 1st March
(Orange Live Messenger)
Internet
(ADSL + FTTH)
new
services

capex decrease in mature fixed & mobile markets allows to
fuel new growth areas
capex intensity in emerging
countries will reduce as markets
mature
lower requirements for 3G
coverage plus network sharing will
reduce capex in mature mobile
markets
capex to sales ratio should remain
in average around 13% of revenue
over 2007-2012
Evolution of capex split ( base 100)
Fixed mature Mobile mature
Emerging countries
New technologies & services
as soon as 2009, around EUR1.0 billion each year will be reallocated from current activities to new growth areas (e.g. FTTH)
2002 2006 2011
46%
44%
41%
42%
14%
14%

Orange’s innovation allows 3 new collections a year
offers concepts
GPS-aided
Orange.fr Portal
Mac services
Flash code
Orange Messenger by
WL
Unik Range
La fibre
Business
Everywhere
evolution
Orange Business
Developers
Networks
New Devices
Live Radio
New TV by Orange
3D TV
Vocal assistance

2007 guidance
near stabilization of the gross operating margin rate in 2007 capex rate in % of revenues  maintained around 13%
organic cash flow
of •6.8Bn
in moderate Western European markets growth:

61 EUR1.2 dividend for FY2006 will be proposed to the shareholder meeting of May 21st, 2007 to be paid on June 7th, 2007 i.e 44% of organic cash flow FY 2006 dividend confirmed debt
reduction
external
growth
debt / MBO ratio below 2 by the end of  2008
selective and cautious policy for
acquisition/disposal while seizing opportunities in
fast growing markets
overall use of cash policy confirmed
shareholders
remuneration
distribution target for the coming years:
–
between 40% and 45% of organic cash flow
–
FY 2007 dividend : indication that dividend per share
will be maintained at the same level as for the
dividend paid for fiscal year 2006

* equipment sales and Orange Business Services excluded, ** wholesale included
Group business mix in 2006
group 2006 revenue* split
26%
53%
9%
12%
mobile access & voice ** internet access ** PSTN access & voice ** data & new services in emerging countries, strong mobile development will
continue while data and services will take up
* equipment sales and Orange Business Services excluded, ** wholesale included emerging markets revenue* evolution
mobile access & voice ** internet access ** PSTN access & voice ** data & new services
2006
+144%
10%
78%
11%
1%
2002
25%
72%
3%
2011

mature markets revenue* evolution
* equipment sales and Orange Business Services excluded, ** wholesale included in mature countries, convergence will drive growth thanks
to the ramp up of content, services and the continuing
broadband expansion
mobile access & voice ** internet access ** PSTN access & voice ** data & new services
55%
35%
5%
5%
2002
28%
49%
9%
14%
2006
+8%
2011

66 thank you

appendices

appendix 1: glossary
(1)
ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.
ARPU – Personal ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition) generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.
AUPU – Personal AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months (outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.
Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.
Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the average exchange rate used for the income statement for the period ended.

appendix 1: glossary
(2)
French Retail ADSL Market Share (ARCEP definition): starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo
DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne TV and MaLigne Visio Mono-play offers without high-speed Internet access).
From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France
Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.
GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
Impact of Pages Jaunes disposal on consolidated accounts: In accordance with International Accounting Standards
(IFRS 5), an entity shall classify an activity as a non-current asset held for sale, if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The directory activity of France Telecom corresponds to this definition, as an active programme for the finalization of the disposal of Pages Jaunes Group to KKR existed at closing date. Therefore, the assets, liabilities, cumulative revenues and expenses of PagesJaunes Group are presented separately from those corresponding to the activities held and used by France Telecom as if Pages Jaunes
Group was not consolidated any more. In accordance with IAS, this format of presentation is used both for the financial data of the current accounting period and for the data of the previous accounting periods provided for comparison.
Furthermore, the information presented on the face of the simplified consolidated P&L does not take into consideration the elimination of the intercompany flows between PagesJaunes Group and the other companies of France Telecom.
Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Internet customers during the same period. The weighted average number of Internet customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.
Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom.

appendix 1: glossary
(3)
Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM, include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.
Number of employees (active employees at end-of-period): number of persons working on the last day of the period, including both permanent and fixed-term contracts.
OPEX: operating expenses included in the determination of the GOM include labour expenses and non labour expenses.
Personal churn rate (PCS segment): a measure of the number of customers leaving the PCS network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous 12 months by the weighted average number of customers over the same period.
Customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the PCS network.
Prepaid customers are treated as having churned if they have not made any outbound chargeable events and less than 4 inbound chargeable events within a 3-month period.
For Personal France, prepaid customers are treated as having churned six months after the end of their recharge (7 days to
5 months) if they do not recharge their account during this six-month period.
Personal network revenues (PCS segment): network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network. It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.
Personal non-voice service revenues (PCS segment): revenues from non-voice services equal network revenues from wireless services, excluding revenues generated by voice (excluding MVNO revenues). For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and content revenues from customers (downloading ring tones, sports results, etc.).
Statutory
figures:
statutory figures means data before elimination of inter-segment transactions.
Growing markets: Poland mobile, Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast,
Jordan, Madagascar, Mauritius, Mexico, Moldavia, Romania, Slovakia, Senegal, Vanuatu, Vietnam, other countries appendices financial results

appendix 2: capex by segment / under control at 13% of
revenues
increase of Capex in France both in Internet services
(Livebox and set-top box and new convergent applications) and mobile main population coverage has been completed for 3G in the UK in million of euros
FY05
Comp. basis
group capex
6,503
total enterprise
362
FY06
6,732
430
Change comp.
Basis %
3.5%
total Home
2,592
home France 1,829
home Poland
463
home ROW
301
2,721
1,928
489
304
5.0%
5.4%
5.8%
1.2%
total Personal
3,553
personal France
946
personal UK
584
personal Spain
549
personal Poland
319
personal ROW
1,156
3,581
1,011
481
554
281
1,254
0.8%
6.9%
-17.5%
0.9%
-12.0%
8.5%
19.0%

appendices operational trends

appendix 3: home France 2006, success  of our broadband
& multiservices based strategy
home France revenues: EUR17,657m / -0.3% actual / -1.0% on a comparable basis
17,835
17,657
- 79
- 37
- 63
FY05 on a comparable
basis
Consumer services Carrier Services Other Home rev in Fr FY06 consumer services:
the traditional business decline is partly offset by the success of broadband and multiservices and the increase of subscription fee carrier services & other home
revenues:
wholesale revenues
(strong acceleration of full unbundling base: x3.5 in a year) compensate the decline of other carrier services
in million of euros

appendix 3: home France in 2007: a renewed and more
competitive offer…
reduce churn
gain new customers
Increase ARPU
multiplay
since 18th janvier 2007,
2 Triple Play offers,
More simple and competitive
and 3 Dual Play offers
for customers who don’t want TV or who are
not eligible
Broadband (up to 8MM)
+ unlimited phone +TV = EUR29,90 incl. VAT
Broadband (up to 18MM)
+ unlimited phone +TV = EUR34,90 incl. VAT
naked ADSL
EUR39.90 incl. VAT “Net 8 mégamax”
All inclusive offer
Broadband up to 8MM
(EUR44,9-incl.-VAT-for-18MM-from-1st-march)
unlimited phone by ADSL
TV by ADSL
ADSL line included
Available nationwide
from the 1st march
regain momentum in dense areas

appendix 4: personal Poland 2006: leadership maintained
* excluding CTR
2006 revenues: EUR1,934m / +21.1% actual/ +17.2% on a comparable basis
1,934
1,650
1,598
+4
-18
-139
-20
+ 457
0
+52
2005 actual Forex impact Perimeter
impact
2005 on a
comparable
basis
Customer
Base Impact
CTR Impact Voice
Revenues*
Non-voice
revenues
Equipment &
others
2006
in million of euros
strong growth of mobile customers: 12.52 million, with more than 2.6 million net additions in 2006 ongoing leadership in mobile broadband thanks to available content
– richest 3G offer in the Polish market with video calls, Live TV, VoD and music downloads
– introduction of an unlimited TV offer and pay per minute for TV content
– HSDPA commercial deployment already started in December 2006 leadership in innovation with 100 new offers and promotions in 2006 aligned to customer needs appendix 4: personal poland 2007
environment
highly competitive market implying risks of price war and
increase of retention and acquisition costs.
– new mobile operator to enter the market (Project 4)
– virtual players arrival (mBank, Polsat Cyfrowy, Avon …)
technology evolution : HSDPA, Wimax and other broadband
wireless access
enhancing our mobile content offer and "nomadity” solutions
by leveraging on UMTS and HSDPA technologies
new MVNO agreements to be signed in 2007 to complete
our current portfolio
increase of our customer base up to 13.5 million customers
in 2007
increase cross selling services to leverage our customer
bases and to maximize value
priorities
and
action plan

appendix 4: home Poland 2006: slowdown of the decline
3,048
3,246
+30
+24
-25
+51
-296
+18
2005 on a
comparable basis
Voice fixed line
access
PSTN volume and
tariff mix
DSL Internet Narrowband
Internet
Carrier services Others 2006
Home Poland Revenues: EUR3,048m/ -3.0% actual /-6.1% on a comparable basis negative impact of
CTR reduction on voice traffic partially offset by broadband and-carrier services growth
– access market share maintained at around 90% in 2006 in a declining fixed market (11.4m fixed lines vs 11.9m in 2005)
strong progress in broadband customer base at 1,71 million customers at the end of 06, increasing by
46,8% yoy or over 540k over the year
– livebox customer base of almost 150k
– IP TV available for 1.5m potential customers
– market share increase from 41.2% in 2005 to 43.4% at the end of 2006 introduction of innovative and convergent products and services all year long like VoIP, common mail box for fixed and mobile, VPN Business Everywhere, Videostrada (IP TV) and Video on demand appendix 4: home Poland 2007
environment
service providers entering from different markets (TV,
telecom, broadband)
commoditization of bundled offers with more and more
double and triple play offers now available
pricing pressure with aggressive pricing policy of new
entrants, unlimited offers and VoIP acceleration
regulatory pressure: TP required to sell DSL with 51%
discount from standards price and WLR with 47% discount,
resulting in an increasing number of new players (Tele2,
Netia, Energis, …)
strong push on broadband development: guidance of more
than 2.2 million broadband customers (bandwidth increase
to develop content and triple play)
reassessment of TP’s portfolio of offers towards "integrated offer" concept
commercial launch of Unik phone in 2007
priorities
and
action plan

appendix 5: personal ROW 2006, the Group’s main growth
engine
35.4m ROW mobile customers,
+29.7% yoy on a comparable
basis
–
Egypt: 6.6 million subscribers
(+38.4% yoy)
–
Romania: 8.0 million
subscribers (+17.9% yoy)
–
Slovakia: 2.7 million
subscribers (+6.8% yoy)
25.6% revenue increase in
Romania
11.6% revenue increase in
Slovakia
revenues: EUR6,920m/+13.7%
on a comparable basis
total Orange mobile customers,
+15.1% yoy on a comparable basis
50,4m
56,3m
15,2m
24,1m
7,0m
17,2m
4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06
Western European
Eastern Europe
Afric, Middle-East & other emerging countries

appendix 5: personal ROW 2007
environment
increasing regulatory pressure on CTR cuts in Europe
new competitors in Egypt, Slovakia, Romania and Dominican
Republic
possible deregulation in Senegal
increasing competition esp. in Ivory Coast and Cameroun still some strong customer growth potential, ARPU deflation
QoS and country coverage are key to maintain leadership
grow market share in maturing Western European markets (e.g. via resellers/MVNO) while maintaining high level of profitability
(transformation programmes)
explore new growth relays with convergence (ADSL in Belgium,
FTTH in Slovakia, Unik in the NL)
maintain growth, profitability and market share leadership in emerging markets
pan african marketing plan and reshuffling of the distribution network in progress
development plan begun end of 06 in Ivory Coast and Cameroun priorities
and
action plan

appendix 5: home ROW 2006: sustained growth in emerging
countries and ongoing migrations to LLU in the Netherlands
sustained growth in emerging
markets: +7.8% revenue growth yoy
–
with Senegal (+17.8%) and Ivory
Coast (+4.8%)
–
total Internet subscribers up by 58%
in the Netherlands: +24.5% revenue
growth yoy. ARPU dynamism was
driven by migrations to LLU and VoIP
–
148k LLU subscribers by the end of
2006 (+72% yoy), ie 45% of total
ADSL base
–
199 local exchanges (53% coverage)
rebranding completed in the
Netherlands (June 2006), Senegal,
Ivory Coast and Guinea (November
2006)
revenues: EUR1,021*/+9.2% on a
comparable basis
45%
41%
39%
32%
26%
4Q05 1Q06 2Q06 3Q06 4Q06
Netherlands: LLU clients as a %
of ADSL base
* Home ROW excluding UK and Spain

appendix 5: home ROW 2007
environment
small demand for fixed line and internet market
new competitors with VoIP or ToIP solutions at a lower
price
possible deregulation could challenge our fixed line
business in Senegal
develop Internet demand with adapted offers in a
convergent approach with our mobile businesses to grow
potential
continue to adapt productivity in Ivory Coast and take
advantage of synergy program with the mobile
take benefit of convergence and integration
continue fixed broadband rollout in Senegal and in new
countries (Cameroun, Mali, …)
use rebranding and VoIP solutions when we are challenger
priorities
and
action plan

appendix 6: enterprise 2006, ICT services revenues growth
above market growth
organic service growth: +11.8% on a comparable basis, outpassing market growth acquisitions completed with Diwan, Neocles and Silicomp
convergent offers with the launch of
Business
Together and Unik for business
– Business Everywhere extension: +19% users in France
new offers launched: M2M fleet management ITIL consulting
small office solutions DSL extensions:
– leadership in IPVPN (+39% in connections with 256k customers in 146 countries), DSL coverage in
50 countries, partnership with China Telecom
enterprise 2006 revenues: EUR7,652m / -1.7% actual / -4.9% on a comparable basis
7 ,785
8 ,046
7 ,652
-20
+281
-54
-609
+184
+83
+2
FY 05 Actual Forex Impact Perimeter
Impact
FY 05 on a
comparable
basis
CTR Impact Business
Network
Legacy
Advanced
Business
Network
Extended
Business
Services
Others FY 06
in million of euros

2006 enterprise Gross Operating Margin rate
appendix 6: enterprise 2006: GOM evolution still driven by
DSL migration and IP transformation
20.8%
23.6%
25.0%
FY05 FY05 CB FY06
the GOM rate reduction reached 2.8 points on a comparable basis, reflecting:
– pressure on the margin of network activities, driven by DSL migration, IP transformation and fierce competition in the international landscape,
– transformation of our business mix (reduced weight of the historical operator activities)

Predicting User Steadfastness
ICT SATISFACTION INDEX OVERALL
ORGANIC GROWTH INDEX
High
Low
Cisco Systems
Dell
IBM
Orange Business Services
Hewlett Packard
Deloitte Consulting
Global Crossing
SingTel
Others
BT
NTT Com
Microsoft
Deutsche Telekom
Embratel
Verizon Business
Cable & Wireless
PCCW
Telefonica
Unisys

appendix 6: entreprise, transformation towards services
under way
0
200
400
600
800
1000
H1 2005 H2 2005 H1 2006 H2 2006
acquisitions
completed
& recognition
New offers
launched
organic
service
growth
Diwan, Neocles,
Silicomp
ICT recognition
ICT Services
growth
+ 11.8% on a
comparable basis
enhanced portfolio
in integration
services, security,
M2M
ICT revenues (EURm)
0
200
400
600
H1 2005 H2 2005 H1 2006 H2 2006
Managed LAN ports (000’s)
Telemark ICT cristal ball, January 2007

appendix 6: using convergence and coverage as key
differentiator in entreprise division
industry
recognition
coverage
DSL coverage in 50 countries
Partnership with China Telecom
+39% growth in IP VPN
connections, with 256,000
customer sites in 146 countries
convergent
offers
best global operator
best mobile operator
carrier Ethernet Best in
Business 2006
Launch of Business
together and Unik for
business
Business Everywhere
extension
small office solutions
DSL extension
leadership in IP VPN
0
200
400

H1 2005 H2 2005 H1 2006 H2 2006
Business everywhere end-users in France (000s)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 6, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information